SEABRIDGE GOLD INC.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2017

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls. Such systems are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.  KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 19, 2018	March 19, 2018

KPMG LLP Chartered Accountants Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Seabridge Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity's auditor since 2002.

Toronto, Canada

March 19, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Seabridge Gold Inc.’s (the “Entity”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Entity maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated March 19, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Entity’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Internal Controls Over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2017. Our responsibility is to express an opinion on the Entity’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 19, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

SEABRIDGE GOLD INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	Note	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	4	4,049	1,646
Short-term deposits	4	12,056	6,120
Amounts receivable and prepaid expenses	5	622	637
Investments	6	6,861	4,661
		23,588	13,064
Non-current assets
Mineral interests	7, 8	358,135	322,930
Reclamation deposits	9	1,185	1,991
Total non-current assets		359,320	324,921
Total assets		382,908	337,985

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	3,961	5,721
Flow-through share premium	10	2,230	—
		6,191	5,721
Non-current liabilities
Deferred income tax liabilities	14	18,598	17,396
Provision for reclamation liabilities	9	2,481	3,510
Total non-current liabilities		21,079	20,906
Total liabilities		27,270	26,627

Shareholders’ equity	10	355,638	311,358
Total liabilities and shareholders’ equity		382,908	337,985

Commitments (Note 15)

Subsequent events (Note 6 and 10)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

Rudi P. Fronk	Richard C. Kraus
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	2017	2016
Corporate and administrative expenses	12	(13,673)	(9,679)
Other income - flow-through shares	10	5,374	4,321
Gain on disposition of mineral interests	7	2,183	—
Environmental rehabilitation costs	9	(2,056)	—
Gain on investments	6	612	866
Impairment of investments	6	(680)	—
Interest income		149	149
Finance expense (income) and other expense (income)		(32)	28
Loss before income taxes		(8,123)	(4,315)
Income tax expense	14	(2,164)	(2,974)
Loss for the year		(10,287)	(7,289)

Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to profit or loss:
Reclassification of previously deferred gains on available-for-sale investments	6	(331)	(278)
Unrealized gain on available-for-sale investments	6	234	734
Total other comprehensive income (loss)		(98)	456
Comprehensive loss for the year		(10,385)	(6,833)

Basic and diluted net loss per common share		(0.18)	(0.14)
Basic and diluted weighted average number of common shares outstanding		56,428,233	53,328,938

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2017	54,321,797	360,650	—	14,751	31,728	(96,364)	593	311,358
Share issuance	2,400,000	33,470	—	—	—	—	—	33,470
Share issuance costs	—	(2,660)	—	—	—	—	—	(2,660)
Stock-based compensation	—	—	—	7,518	—	—	—	7,518
Share issuance - acquisition of Snowstorm	700,000	10,073	—	—	—	—	—	10,073
Warrant issuance - acquisition of Snowstorm	—	—	3,275	—	—	—	—	3,275
Exercise of options	190,984	3,002	—	(737)	—	—	—	2,265
Exercise of warrants	1,587	30	—	(15)	—	—	—	15
Expired options	—	—	—	(4,312)	4,312	—	—	—
Shares - RSUs	62,750	656	—	(656)	—	—	—	—
Deferred tax	—	709	—	—	—	—	—	709
Other comprehensive loss	—	—	—	—	—	—	(98)	(98)
Net loss for the year	—	—	—	—	—	(10,287)	—	(10,287)
As at December 31, 2017	57,677,118	405,930	3,275	16,549	36,040	(106,651)	495	355,638

As at January 1, 2016	52,139,626	325,624	—	22,591	22,707	(89,075)	137	281,984
Share issuance	1,000,000	17,400	—	—	—	—	—	17,400
Share issuance acquision of SnipGold Corp.	695,277	12,452	—	—	—	—	—	12,452
Share issuance costs	—	(1,597)	—	—	—	—	—	(1,597)
Stock-based compensation	—	—	—	3,670	—	—	—	3,670
Stock-based compensation and warrants - acquisition of SnipGold	—	—	—	619	—	—	—	619
Exercise of options	303,644	4,517	—	(1,273)	—	—	—	3,244
Expired options	—	—	—	(9,021)	9,021	—	—	—
Shares - RSUs	183,250	1,835	—	(1,835)	—	—	—	—
Deferred tax	—	419	—	—	—	—	—	419
Other comprehensive income	—	—	—	—	—	—	456	456
Net loss for the year	—	—	—	—	—	(7,289)	—	(7,289)
As at December 31, 2016	54,321,797	360,650	—	14,751	31,728	(96,364)	593	311,358

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	2017	2016
Operating Activities
Net loss	(10,287)	(7,289)
Items not affecting cash:
Stock-based compensation	7,518	3,670
Gain on disposition of mineral interests	(2,183)	—
Other income - flow-though shares	(5,374)	(4,321)
Income tax expense	2,164	2,974
Gain on investments	(612)	(866)
Impairment of investments	680	—
Finance expense (income) and other expense (income)	32	(33)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	15	(3)
Accounts payable and accrued liabilities	(2,094)	690
Net cash used in operating activities	(10,141)	(5,178)

Investing Activities
Mineral interests	(21,916)	(24,070)
Acquisition of SnipGold Corp.	—	(1,602)
Acquisition of Snowstorm Exploration LLC	(979)	—
Investment of short-term deposits	(28,000)	(18,000)
Investment in associate	(1,638)	—
Redemption of reclamation deposits	892	—
Redemption of short-term deposits	22,064	26,420
Cash proceeds from sale of investments	1,426	700
Net cash used in investing activities	(28,151)	(16,552)

Financing Activities
Issue of share capital (net of costs)	38,414	22,386
Exercise of options and warrants	2,281	—
Net cash from financing activities	40,695	22,386
Net increase in cash and cash equivalents during the year	2,403	656

Cash and cash equivalents, beginning of the year	1,646	990
Cash and cash equivalents, end of the year	4,049	1,646

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration LLC) and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 19, 2018.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for available-for-sale financial instruments, which are measured at fair value.

(b)	Basis of consolidation – subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive loss.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive loss. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(c)	Associates

An associate is an entity over which the Company has significant influence but not control and one that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

(d)	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiary’s, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses are recognized in the consolidated statement of operations and comprehensive loss.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

(e)	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments, that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

(a)	Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and geotechnical considerations can have a significant effect on the carrying value of mineral properties and therefore the recoverability of costs. Future market prices for gold and copper and other commodities are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment thereto.

(b)	Impairment of assets

When the Company has judged that an indication of impairment exists such as a significant or prolonged decline in the fair value of an available-for-sale investment or mineral interests, the investment or carrying value is written down to fair value and the loss is recognized in the statement of operations and comprehensive loss.

(c)	Asset retirement obligations

When the Company has judged that a constructive or legal obligation exists for reclamation and rehabilitation activities on mineral claims disturbed through exploration or historical mining activities, an estimate of future costs is recognized as an expense on the statement of operations and comprehensive loss.

(ii)	Key sources of estimation uncertainty

(a)	Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

(b)	Asset retirement obligations

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

(c)	Share based payments

The factors affecting stock-based compensation include estimates of when stock options and restricted share units might be exercised and share price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the share-based instrument holders. The Company uses historical data to determine volatility in accordance with appropriate fair value methodology. However, the future volatility is uncertain and the model has its limitations.

(d)	Deferred Income taxes

The Company has operations in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized when it is probable that there will be sufficient taxable income in the future to recover them.

(f)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents and short-term deposits consist of balances with banks and investments in money market instruments. These instruments are carried at fair value through profit or loss. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase.

(g)	Investments

Investments in marketable securities accounted for as available-for-sale securities are recorded at fair value. The fair values of the investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Increases or decreases in the market value of investments are recorded in other comprehensive income net of related income taxes. When there has been a loss in the value of an investment in marketable securities that is determined to be significant or prolonged, the investment is written down and the loss is recorded in the statement of operations and comprehensive loss.

(h)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial operations.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(i)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The cost of property and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated closure and restoration costs associated with the asset. Depreciation is provided using the straight-line method at an annual rate of 20% from the date of acquisition. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

(j)	Impairment of non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to comprehensive loss within the statement of operations and comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of operations and comprehensive loss.

(k)	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount can be reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations and comprehensive loss in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

(l)	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity.Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

(m)	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments. The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date (Note 10). The Company reviews estimated forfeitures of options on an ongoing basis.

(n)	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the statement of operations and comprehensive loss.

(o)	Net profit (loss) per common share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options and RSUs with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue. Stock options with an exercise price greater than the average quoted market price of the common shares and RSUs are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

(p)	Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:
Cash and cash equivalents	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss
Amounts receivable	Loans and receivables
Investments	Available-for-sale

Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

(i)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as fair value through profit or loss.

(ii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available for sale. After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of operations and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii)	Available-for-sale investments:

Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations and comprehensive loss.

(iv)	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

(v)	Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the instrument have been impacted. Evidence of impairment could include:

•         significant financial difficulty of the issuer or counterparty; or

•         default or delinquency in interest or principal payments; or

•          it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In the case of an impairment loss reversal being recorded for available-for-sale marketable securities, the reversal is recorded in other comprehensive income.

(q)	New accounting standards

On January 19, 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 and have been implemented as of that date. The amendments clarify that the existence of a deductible temporary difference depends only on a comparison of the carrying value of an asset and its tax base at the end of the reporting period. It is not affected by possible future changes in the carrying value or expected recovery of the asset. The amendments also clarify the methodology to be used to determine future taxable profits while assessing the utilization of deductible temporary differences. The implementation of this amendment did not have a material impact on the Company’s financial statements.

(r)	New accounting standards not yet adopted.

New standards and amendments to standards that have been issued and that are relevant to the Company and are not yet effective and have therefore not been applied in preparing these consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company will apply IFRS 9 on the effective date. The Company expects to record a reclassification, within shareholders’ equity, reducing deficit and increasing accumulated other comprehensive income by $2.3 million related to the accumulated impairments recorded on investments it held at December 31, 2017. The Company expects the revised approach to hedge accounting to have no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company has evaluated the impact of the adoption of IFRS 15 and does not expect its adoption will have a material impact on the financial statements.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company is currently evaluating the impact of the changes to its financial statements based on the characteristics of any leases in place before the effective date expects to report additional details on the anticipated impact, if any, in subsequent periods.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions or for share-based payment transactions with net settlement features for withholding tax obligations or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The effective date of the amendments is January 1, 2018 and the Company intends to adopt the amendments on the effective date. The Company does not expect the amendments to have a material impact on the financial statements based on current stock-based payment practices.

4.	Cash and cash equivalents and short-term deposits

($000s)	December 31, 2017	December 31, 2016
Cash and cash equivalents	4,049	1,646
Short-term deposits	12,056	6,120
	16,105	7,766

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	December 31, 2017	December 31, 2016
HST	265	250
Prepaid expenses and other receivables	357	387
	622	637

6.	Investments

($000s)	January 1, 2017	Dispositions	Gain on disposition	Loss of associates	Impairment	Additions	Other comprehensive loss	December 31, 2017
Available-for-sale investments	2,765	(1,426)	718	—	(680)	2,154	(98)	3,433
Investment in associate	1,896	—	—	(106)	—	1,638	—	3,428
	4,661	(1,426)	718	(106)	(680)	3,792	(98)	6,861

($000s)	January 1, 2016	Dispositions	Gain on disposition	Gain of associates	Impairment	Additions	Other comprehensive income	December 31, 2016
Available-for-sale investments	2,731	(700)	278	—	—	—	456	2,765
Investment in associate	1,308	—	—	588	—	—	—	1,896
	4,039	(700)	278	588	—	—	456	4,661

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available-for- sale financial assets are recorded at fair value of $3.4 million (2016 - $2.8 million) on the consolidated statements of financial position. During 2017 the Company received common shares of two mining companies in return for the disposition of mineral properties. These common shares had a fair value of $2.2 million at the time of receipt. Since the time of receipt these investments were impaired and a $0.7 million expense was recorded on the consolidated statement of operations and comprehensive loss. During 2017 the Company disposed of a portion of its holdings in two investments and recorded a gain of $0.7 million on the consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2017, the Company recorded its proportionate share of the net loss of an investment in an associate accounted for on the equity basis of $0.1 million (2016 – $0.6 million income) within loss on investments on the consolidated statement of operations and comprehensive loss. During 2017, the Company purchased 883,200 common shares and 51,600 warrants of the associate for $1.6 million. Each warrant allowed the Company to purchase one common share of the associate for US$2.00 per share until February 14, 2018 and allows for the same purchase at US$2.25 within the period February 15, 2018 to February 13, 2019, when they expire. Subsequent to December 31, 2017, the option to purchase the common shares at US$2.00 lasped and the Company did not purchase additional shares. At December 31, 2017 the carrying value of the Company’s investment in the associate was $3.4 million (2016 - $1.9 million) on the statement of financial position.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2017	2017	2017	December 31, 2017
KSM	233,662	14,899	—	248,561
Courageous Lake	68,702	885	—	69,587
Iskut	19,795	7,311	(1,885)	25,221
Snowstorm	—	13,995	—	13,995
Grassy Mountain	771	—	—	771
	322,930	37,090	(1,885)	358,135

($000s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2016	2016	2016	December 31, 2016
KSM	209,929	23,733	—	233,662
Courageous Lake	68,098	604	—	68,702
Iskut	—	19,795	—	19,795
Grassy Mountain	771	—	—	771
	278,798	44,132	—	322,930

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.- now Glencore plc) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs. The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement. The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims. In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In 2013, the Company applied for $4.4 million of refundable provincial tax credits related to exploration expenditures incurred in 2010 at KSM. The recovery was credited to mineral properties in 2013 and the Company collected the funds during 2014. Similarly, in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM and the recovery was credited to mineral properties in 2014 and in 2015 the Company collected the funds.

In 2014, approval of an environmental assessment application, submitted to provincial and federal regulators in 2013 was obtained.

In 2015, $18 million of expenditures were incurred on the KSM project as the Company finalized the analysis of the resource update on Deep Kerr and Iron Cap Lower Zone from the 2014 exploration drilling and executed the 2015 exploration and drilling program.

In 2016, the Company charged $23.7 million to mineral interests while completing its 2016 exploration program and completing and filing a National Instrument 43-101 Technical Report that included an updated Preliminary Feasibility Study and a new Preliminary Economic Assessment. Included in the total is $3.6 million in respect of refundable provincial tax credits as described in note 8.

In 2017, the Company incurred $14.9 million of exploration expenditures related to the KSM Project while conducting the 2017 drilling and exploration program.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1,250,000. The Company has made $1,150,000 in payments and will make the final annual payments in 2017. The property may be purchased outright at any time with the accelerated payment of the remaining balance.

In each of 2015 and 2016, the Company incurred $0.6 million of exploration and other costs completing a limited exploration program while the Company continued its primary focus on exploration programs at KSM in 2015 and KSM and Iskut in 2016.

The Company conducted a small geophysical study at Courageous Lake in 2017 and combined with other carrying costs has incurred approximately $0.9 millon of costs.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. (“SnipGold”) which owns the Iskut Project, located in northwestern British Columbia. On the acquisition date, the Company issued 695,277 common shares, 54,968 stock options and 1,587 warrants with a combined fair value of $13.1 million. The Company also incurred $1.7 million of acquisition costs. Based on the relative fair values of the net assets acquired, $16.4 million was attributed to mineral interests on the the statement of financial position. Since the acquisition date, the Company commenced and substantially completed an exploration program at Iskut spending, approximately $3.4 million on the project. A full description of the allocation of purchase price of SnipGold is contained in note 10. The Company incurred $7.3 million of exploration costs in 2017.

In 2017, the Company entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado agreed to purchase SnipGold’s 49% interest in the KSP Project. KSP adjoins the Iskut Project. The transaction resulted in Colorado owning a 100% interest in the KSP Project upon the payment to the Company of $1.0 million in cash, 2,000,000 Colorado common shares, with a fair value of $0.8 million, and a 2% net smelter return (“NSR”) on the property. Half of the NSR can be repurchased at any time for $2.0 million. The Company obtained its interest in the KSP Project as part of its acquisition of SnipGold Corp. in June, 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado as operator. In May, 2017, Colorado earned a 51% interest in KSP with the payment of $0.1 million. The disposition has been recorded as a derecognition of the carrying value of KSP within mineral interests on the consolidated statement of financial position.

d)	Snowstorm

On June 7, 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC (“Snowstorm”) which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years at $15.65 per share. In addition the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company also incurred $1.0 million of acquisition costs. Based on the relative fair values of the net assets acquired, $14 million was added to mineral interests on the statement of financial position. A full description of the allocation of purchase price of Snowstorm is contained in note 10(b).

e)	Other Nevada Projects

In the first quarter of 2017, the Company disposed of its leasehold interest in the Castle Black Rock Project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million as payment. All historical costs related to the Castle Black Rock Project had been recovered or impaired in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. As such, the fair value of the common shares received has been recorded as a gain on the disposition of mineral interests on the consolidated statement of operations and comprehensive loss.

f)	Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain Project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine. The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a reduction to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain Project. Each special warrant was exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants reduced the carrying value of the mineral properties at the time of receipt of the securities. During 2013 and 2014, the Company elected to convert all of the special warrants into common shares. Following the de-recognition of the Grassy Mountain net assets, in 2013, a value of $771,000 has been retained within mineral properties.

In July 2016 Calico was acquired by Paramount Gold Nevada Corp. (“Paramount”) through a plan of arrangement. In addition to the shares and special warrants received as consideration for the Grassy Mountain Project, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Paramount must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company.

g)	Other mineral properties

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which was associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in 2014 and another $1 million in 2015. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM is also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs had been fully recovered through option payments and other recoveries and as such, the $1 million received in 2015 and the combined value of the cash and shares of $2.5 million received in 2014 has been recorded on the statement of operations and comprehensive loss as a gain on the disposition of mineral properties in the respective years.

Upon commencing commercial production IDM must pay the Company an additional $1.5 million and either an additional $4 million or sell to the Company up to 50,000 ounces of gold at a pre-determined price.

In 2017 IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities. The Company released a reclamation deposit of $1.0 million into cash and pursuant to purchase agreements, made a third party payment of $0.3 million. The derecognition of the reclamation liability net with the third party payment resulted in a $0.8 million gain on the consolidated statement of operations and comprehensive loss.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in an adjacent peripheral property. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

Upon the completion of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000s)	December 31, 2017	December 31, 2016
Trade payables	1,773	1,637
Trade and other payables due to related parties	74	148
Non-trade payables and accrued expenses	2,114	3,936
	3,961	5,721

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. During 2016, upon the completion of an audit of the application by tax authorities, the Company was assessed $3.6 million, including accrued interest, for expenditures related to the application that the tax authority has categorized as not applicable to the recovery program. The Company recorded a $3.6 million provision within accounts payable and accrued liabilities on the consolidated statement of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment and paid one-half of the accrued balance while the objection is reviewed.

9.	Provision for reclamation liabilities

($000s)	December 31, 2017	December 31, 2016
Beginning of the year	3,510	1,329
Acquisition of SnipGold (note 10)	-	2,224
Derecognition of Red Mountain	(1,039)	-
Accretion	10	19
Current year adjustment	-	(62)
End of the year	2,481	3,510

The Company’s policy on reclamation liabilities is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the respective government body for each project using current restoration standards and techniques. The estimate of the asset retirement obligations, as at December 31, 2017, was calculated using the total estimated cash flows, of $2.5 million (December 31, 2016 - $3.5 million) required to settle estimated obligations and expected timing of cash flow payments required to settle the obligations between 2017 and 2026. The discount rate used to calculate the present value of the reclamation obligations was 1.6% at December 31, 2017 (1.7% - December 31, 2016). In 2017, the Company derecognized approximately $1.0 million of accrued reclamation liabilities related to the Red Mountain Project (see Note 7). The Company has placed a total of $1.2 million (December 31, 2016 - $2.0 million) on deposit with financial institutions that are pledged as security against the reclamation liability.

In 2017, the Company charged $2.1 million of rehabilitation costs to the consolidated statement of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site contained within the Iskut property in British Columbia. Costs included site cleanup and work being performed on an annual filing to the British Columbia Ministry of Energy, Mines and Petroleum Resources.

10.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at December 31, 2017 or December 31, 2016.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during 2017. The Company considers its capital to be share capital, stock based compensation, contributed surplus and deficit.

a)	Equity financings

In April 2017, the Company completed two equity financings. For the first financing, the Company issued 1,100,000 common shares at a price of C$14.30 per common share for aggregate gross proceeds of $15.7 million. For the second financing, the Company issued 1,100,000 flow-through common shares at a price of $20.00 per flow-through share for aggregate gross proceeds of $22 million. Share issuance costs of $2.7 million were incurred in relation to the two offerings and have been included in equity. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2017. At the time of issuance of the flow-through shares, a $7 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures are incurred, the liability is being reduced on a proportionate basis and income is being recognized on the statement of operations and comprehensive loss. Since the closing of the financing and to the end of 2017, based on qualifying expenditures incurred, $5.4 million was recognized through other income on the consolidated statement of operations and comprehensive loss.

In December 2017, the Company issued 200,000 flow-through common shares at a price of $16.72 per flow-through share for aggregate gross proceeds of $3.3 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2017. At the time of issuance of the flow-through shares, a $0.6 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital.

b)	Acquistions – shares, warrants and options issuances

In June 2017, the Company acquired all of the issued and outstanding shares of Snowstorm Exploration LLC. in exchange for the issuance of 700,000 common shares and 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay the vendor (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company also incurred $1.0 million of acquisition costs. The fair value of the total consideration at the closing date of the acquisition and additional costs totaling $14.3 million has been allocated to the fair value of the assets acquired. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the common share purchase warrants was estimated on the date of acquisition using a Black Scholes option pricing model with the following assumptions: dividend yield 0%; expected volatility 62%, risk-free rate of return 0.87%; and expected life of four years.

Assets acquired ($000s)
Current assets	2
Mineral interests	13,988
Reclamation deposits	337
14,327

Consideration paid (000s)
Share issuance	10,073
Warrants	3,275
Acquisition costs	979
14,327

In 2016, the Company acquired all of the issued and outstanding common shares of SnipGold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to the arrangement agreement, holders of SnipGold common shares received 1/63rd of a common share of the Company in exchange for 1 SnipGold common share held. 695,277 common shares of the Company were issued to existing SnipGold shareholders. The Company also issued 54,968 stock options and 1,587 warrants to existing SnipGold holders of similar securities. The fair value of the shares, stock options and warrants was $13.1 million. The Company also incurred $1.7 million of acquisition costs. The total purchase price of $14.8 million has been allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed ($000s)
Current assets	566
Mineral interests	16,441
Current liabilities	(8)
Provision for reclamation liabilities	(2,224)
14,775

Consideration paid ($000s)
Share issuance	12,452
Options and warrants	619
Acquisition costs	1,704
14,775

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
		Weighted Average Exercise Price ($)	Amortized Value of options ($000s)		Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2017	3,701,595	11.76	14,653	125,500	98	14,751
Granted	605,000	13.14	-	65,000	136	136
Exercised option or vested RSU	(190,984)	11.87	(752)	(62,750)	(656)	(1,408)
Expired	(497,102)	16.47	(4,312)	-	-	(4,312)
Amortized value of stock based compensation
granted in prior years	-	-	6,169	-	1,213	7,382
Outstanding December 31, 2017	3,618,509	11.34	15,758	127,750	791	16,549

Exercisable at December 31, 2017	1,721,287

	Options			RSUs		Total
		Weighted Average Exercise Price ($)	Amortized Value of options ($000s)		Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2016	3,585,000	14.15	21,602	183,250	989	22,591
Granted	1,145,801	12.04	1,873	125,500	98	1,971
Exercised option or vested RSU	(303,644)	10.68	(1,273)	(183,250)	(1,835)	(3,108)
Expired	(725,562)	24.41	(9,021)	-	-	(9,021)
Amortized value of stock based compensation
granted in prior years	-	-	1,472	-	846	2,318
Outstanding December 31, 2016	3,701,595	11.76	14,653	125,500	98	14,751

Exercisable at December 31, 2016	2,115,762

The outstanding share options at December 31, 2017 expire at various dates between March 2018 and December 2022. A summary of options outstanding, their remaining life and exercise prices as at December 31, 2017 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number
	outstanding	contractual life	Exercisable
$12.60	530,000	2 months	530,000
$12.61	100,000	6 months	100,000
$8.00	50,000	1 years	50,000
$10.36	400,000	1 years 3 months	400,000
$9.72	50,000	1 years 6 months	50,000
$9.00	425,000	2 years 4 months	-
$11.13	350,000	3 years	360,000
$13.52	100,000	3 years	66,666
$17.16	50,000	3 year 5 months	16,667
$17.14	50,000	3 year 8 months	-
$10.45	865,833	4 years	105,278
$13.14	605,000	5 year	-
$6.30	42,676	1 year 1 month to 3 years 3 months	42,676
	3,618,509		1,721,287

In December 2017, 605,000 five-year options with an exercise price of $13.14, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.1 million, were granted to members of the Board of Directors and management. Of these, 300,000 options were granted to board members and are subject to shareholder approval at which time the fair value will be re-estimated. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The remaining 305,000 options were granted members of management and vest over a three year period. The fair value of these options is being amortized over the service life of the options.

In March 2016, 100,000 five-year options, with an exercise price of $13.52 and in August 2016, 50,000 options, with an exercise price of $17.14, to purchase common shares of the Company were granted to a members of management. The options had a fair value, at the grant date, of $0.7 million and $0.4 million respectively and vest over a two-year period.

In May 2016, 50,000 five-year options, with an exercise price of $17.16, to purchase common shares of the Company were granted to a new director of the Company. The options had a fair value of $0.5 million and vest upon the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction.

In December 2016, 890,833 five-year options with an exercise price of $10.45, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.9 million, were granted to members of the Board of Directors and management. The 575,000 options granted to board members were subject to shareholder approval which was obtained on June 27, 2017 at which time the fair value was re-estimated. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The remaining 315,833 options were granted members of management and vest over a three year period. The fair value of these options is being amortized over the service life of the options.

Also in 2016, in conjunction with the acquisition of SnipGold, 54,968 stock options and 1,587 warrants with a combined fair value, at the date of the grant, of $0.6 million and has been included in the costs of the net assets acquired.

The fair value of the options granted is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2017	2016
Dividend yield	Nil	Nil
Expected volatility	59-62%	44-73%
Risk-free rate of return	1.2-1.7%	0.5-1.2%
Expected life of options	4.5 - 5 years	2 months-5 years

In 2016, the Board granted 125,500 RSUs to members of management. The fair value of the grants, of $1.3 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from three to eleven months from the date of the grant depending on certain corporate objectives being met. In 2016, 183,250 RSUs vested and were exchanged for common shares of the Company. Subsequent to December 31, 2016, 61,250 RSUs, of the 125,500 RSUs outstanding at the time, vested and were exchanged for common shares of the Company.

Subsequent to December 31, 2017, 530,200 options were exercised for proceeds of $6.7 million and 65,000 RSUs vested. In total, 595,200 common shares were issued.

d)	Basic and diluted net loss per common shares

For the years ended December 31, 2017 and 2016 basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At December 31, 2017 there was a total of 3,618,509 stock options and 127,750 RSUs outstanding (December 31, 2016 – 3,828,682 and 125,500 respectively).

11.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at December 31, 2017 and December 31, 2016 are cash and cash equivalents, short-term deposits, amounts receivable, available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments. The Company’s available-for-sale investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, the Company had a cash and cash equivalents of $4 million and short-term deposits of $12.1 million (2016 - $1.6 million and $6.1 million, respectively) for settlement of current financial liabilities of $4 million (2016 - $5.7 million). In addition, as at December 31, 2017, the Company had commitments of $9.3 million required to be paid in 2018, including $0.7 million to maintain its mineral property claims in good standing. If required, the Company will seek additional sources of cash, in 2018 to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

Market Risk

(a) Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at December 31, 2017 the Company had no foreign currency denominated financial instruments.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds units of a gold exchange traded receipt that is recorded on the statement of financial position in investments. The risk on these investments is significant due to the nature of the investment.

12.	Corporate and administrative expenses

($000s)	2017	2016
Employee compensation	3,423	3,344
Stock-based compensation	7,518	3,670
Professional fees	872	929
Other general and administrative	1,860	1,736
	13,673	9,679

13.	Related party disclosures

Compensation to key management personnel of the Company:

($000s)	2017	2016
Compensation of directors:
Directors fees	329	369
Services	-	71
Stock-based compensation	1,024	693
	1,353	1,133

Compensation of key management personnel:

Salaries and consulting fees	3,712	3,398
Stock-based compensation	4,817	2,838
	8,529	6,236
Total remuneration of key management personnel	9,882	7,369

During 2017, other than compensation paid to key management personnel, a private company controlled by an officer was paid $200,400 (2016 -$192,600) for legal services rendered. During the year ended December 31, 2016, a private company previously controlled by a director of the Company was paid $71,000 for technical services provided by the company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Income taxes

$000s)	2017	2016
Current tax expense	252	-
Deferred tax expense	1,912	2,977
	2,164	2,977

Tax recovery recognized directly in equity

($000's)	2017	2016
Financing costs	709	420

In 2017, the Company recognized income tax expense of $2.2 million (2016 - $3.0 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2016 and 2017 flow-through shares which are capitalized for accounting purposes, offset by a deferred tax recovery arising from the losses in the current year.

(a)	Rate Reconciliation

The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian Federal, Ontario, British Columbia and Northwest Territories statutory income tax rates of 26.29% (2016 - %26.33).

($000s)	2017	2016
Loss before income taxes	(8,123)	(4,315)
	26.29%	26.33%
Tax recovery calculated
using statutory rates	(2,136)	(1,136)
Non-deductible items	568	(170)
Difference in foreign tax rates	35	47
Rate differential	736	21
Tax benefits not recognized	(1,437)	(1,141)
Impact of true-up of prior year balances	-	311
Impact of current year renouncements	4,429	5,027
Other	(31)	17
Income tax expense	2,164	2,977

(b)	Deferred Income Tax

The following table summarizes the components of deferred income tax.

Deferred tax assets
Property and equipment	65	64
Provision for reclamation liabilities	69	339
Financing costs	991	667
Non-capital loss carryforwards	19,532	15,731

Deferred tax liabilities
Mineral interests	(39,254)	(34,196)
	(18,598)	(17,395)

(c)	Unrecognized Deferred Tax Assets

Deferred income tax assets have not been recognized in respect of the following tax effected deductible temporary differences.

Investment in subsidiaries	5,534	5,029
Marketable securities	276	624
Loss carry forwards	974	2,108
Investment tax credit	1,481	1,481
Foreign Tax Credit	268	16
Mineral Properties	203	435

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits therefrom.

(d)	Income Tax Attributes

As at December 31, 2017, the Company had the following income tax attributes to carry forward.

Canadian non-capital losses	74,608	2037
Canadian capital losses	1,742	Indefinite
Canadian tax basis of mineral interest	182,057	Indefinite

US non-capital losses	237	2037
US capital losses	1,192	2022
US tax basis of mineral interest	1,564	Indefinite

15.	Commitments

($000s)		Payments due by years
	Total	2018	2019-20	2021-22	2023-24
Mineral interests	4,996	687	982	1,075	2,253
Flow-through share expenditures	8,496	8,496	-	-	-
Business premises operating lease	720	144	288	288	-
	14,212	9,327	1,270	1,363	2,253